

Mail Stop 3233

July 12, 2018

Via E-Mail
Alexander Aginsky
Chief Executive Officer
BuildingBits Asset Management, LLC
411 NW Park Avenue, Suite 402
Portland, Oregon 97209

Re: Building Bits Properties I, LLC
         Amendment No. 1 to Offering Statement on Form 1-A
         Filed June 27, 2018
         File No. 024-10839

Dear Mr. Aginsky:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2018 letter.

Part II – Offering Circular

General

1.   We are continuing to review the information you provided in response to prior comments 6, 11, and 12.

2.   Please revise the Rule 255(b)(4) legend on your website so that it hyperlinks to the most recent version of the offering statement. In this regard, we note that the hyperlink on the website leads to the offering statement that was filed on May 11, 2018.

3.   We note your response to comment 4 and reissue the comment. For example, your website still indicates that after the property is closed "Bit Holders become owners of the property." The website also states that "the BITS advantage" is that investors choose "the specific building that you'll be investing in." We continue to note that this description differs from that in the offering circular, which explains that a Bit is a distinct class of limited liability interests in the issuer corresponding to a specific property held in a property subsidiary. Please ensure your description of the security being offered on the Building Bits Platform is consistent with that in the offering statement.

Cover Page

4.   We note your revised disclosure in response to comment 5 and reissue the comment. Please revise the footnote disclosure to the tables on the cover page to specify the amount of the expenses of the offering to be borne by you, consistent with your use of proceeds disclosure on page 24. Refer to Instruction 6 to Item 1(e) of Part II of Form 1-A.

Plan of Distribution and Selling Securityholders, page 16

5.   Please revise the second paragraph under the section titled "Plan of Distribution" to clarify that if the minimum contingency is not reached within 12 months after qualification, all funds will be promptly returned directly to the subscriber without deduction. Similarly revise the section titled "Escrow of Funds Prior to Closing" to clarify that under no circumstance will the offering of a Bit extend beyond 12 months after qualification and that, if the minimum contingency is not met by that time, all funds will promptly be returned directly to the subscriber without deduction.

Description of the Company's Business, page 18

6.   We note your response to comment 14. We also note that your website indicates certain tenants are investment grade credit tenants. In addition, the BuildingBits Rating, provided in the offering circular, rates tenant quality based on "common accepted credit evaluations of the tenants or their parent companies" and "higher credit ratings earn a higher score." Please revise to clarify if parent company ratings are considered only if the parent company is liable under the terms of the lease. To the extent parent company credit ratings are utilized in determining tenant quality in circumstances where the parent company is not liable under the terms of the lease, please revise to provide specific balancing disclosure.

Property Description and Use of Proceeds, page 20

7.   Please address the following with respect to your response to comment 13:

- With respect to your Maplewood property, please clarify for us why the tenant paid you approximately $10,500 in additional rent for the year ended December 31, 2017 when reimbursable expenses appear to be approximately $2,700. In your response, please clarify for us whether the tenant is paying any additional rents above minimum rent and recoveries or whether there are any expense items that have not been reflected in your unaudited financial statements of the property.

- Additionally, with respect to the Maplewood property, it appears that expense reimbursements for the first year are capped at $10 per square foot and the tenant does not reimburse the landlord for all operating costs (e.g., bank service charges and professional fees). Accordingly, we continue to believe you should provide additional disclosure of the basis for the projected property cap rate. Your disclosure should include a discussion of the revenue, expense and net income assumptions used to calculate your projected cap rate, the basis for those assumptions and the limitations of the projection. Reference is made to Item 10(b) of Regulation S-K.

- Please tell us your basis for projecting any cap rate for the Hollywood 12 Apartments, given that you do not have any executed leases in place. Refer to Item 10(b) of Regulation S-K.

8. Please revise the reference to the "Cap Rate" in the BuildingBits Rating table for each property to clarify that the referenced range is a "Projected Cap Rate."

Exhibits

9. Please file the schedules to the Purchase and Sale Agreements filed as exhibit 6.1.1, 6.1.2, 6.1.3, and 6.1.4 or confirm that all material information contained in the schedules is otherwise disclosed in the agreements or the offering circular.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Andrew Stephenson
KHLK LLP